UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003


                             BVR SYSTEMS (1998) LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

            16 HA'MELACHA ST., PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
            --------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]       No   [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                   SIGNATURES




           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  BVR Systems (1998) Ltd.
                                                  ------------------------------
                                                            (Registrant)



Date:     January 7, 2003                         By: /s/ Yoel Katzir
                                                      --------------------------
                                                            (Signature)
                                                  Name:   Yoel Katzir
                                                  Title:  President and Chief
                                                          Executive Officer



                                                  By: /s/ Reuven Shahar
                                                      --------------------------
                                                            (Signature)
                                                  Name: Reuven Shahar
                                                  Title: V.P. Finance and CFO





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
                                  EXHIBIT INDEX
                                  -------------



  Exhibit                      Description
  -------                      -----------

  1. Press Release dated December 23rd, 2002, BVR to Supply Simulator to Armed Forces of an Asian
                     Country

  2. Press Release dated December 18th, 2002, B.V.R.'s Ordinary Shares Subject to Review for Delisting from NASDAQ SmallCap Market







                                       3